Investor Presentation:
2016 Annual Meeting of Stockholders

Executive Summary

About McDermott

- Leading provider of integrated engineering, procurement, construction and installation services for oil and gas field developments worldwide
- At any given time, 40 or fewer active contracts typically spanning a duration of one to three years, performed in a variety of jurisdictions and each ranging from less than $50 million to more than $2 billion in total contract value

Improved Financial and Operating Performance

- TSR for FY 2015 was 15%, as compared to our proxy peer group's TSR of -33%
- FY 2015 operating income of $91.2 million, which exceeded FY 2014 of $8.6 million and FY 2013 of ($456.7) million
- Order intake of $3.7 billion in FY 2015 exceeded the amount of order intake for FY 2014 and FY 2013 combined and assisted in achieving year-end backlog of $4.2 billion, a $600 million increase from 2014

Engaged and Highly Qualified Board

- Board consists of highly qualified, independent directors with a breadth and variety of experience
- Committed to thoughtful Board refreshment process, demonstrated by the recent appointment of a new, independent director with Middle East expertise
- Stockholder input is a priority for the Board as evidenced by fall 2015 outreach to approximately 40% of our outstanding common stock, leading to meetings with stockholders representing approximately 30% of our outstanding common stock led by the Chair of our Compensation Committee and the Chair of our Governance Committee

Strong Compensation Practices

- Significant emphasis on variable, "at risk" compensation that aligns pay with performance
- Rigorous financial performance metrics directly linked to Company strategy with disclosed performance goals
- Compensation program reflects adherence to strong compensation governance practices

McDermott Today

- A vertically integrated offshore and subsea engineering and construction company executing projects from concept to installation
- Strategically located fabrication yards and a versatile marine fleet
- Strong long-term relationships with leading energy customers globally

- **Market Cap:** ~$1.0B[1]
- **2015 Revenue:** $3B
- **Headquarters:** Houston, TX
- **Global Operations:** ~20 Locations
- **Employees:** ~10,600






105

Engineering	Procurement	Construction	Installation
Help bring offshore exploration into production	Ensure quality materials, right price, optimal schedule	Fabricate complex structures for delivery worldwide	Execute installation campaigns for success

[1] *As of March 17, 2016*

Operational Turnaround

Through the turnaround McDermott has remained highly focused on developing and implementing its operating strategy

Oct – Dec 2013: David Dickson joined McDermott in October 2013 and was appointed President and CEO and member of the Board in December

May 2014: Gary Luquette assumed role of independent Chairman of the Board

Jan – Aug 2014: Executive changes:

- EVP & CFO
- EVP Offshore
- EVP Subsea
- SVP HR
- Regional Vice Presidents

Apr – Nov 2015: Board engaged in a stockholder outreach program to discuss stockholder perspectives on governance and compensation

Dec 2015 – Feb 2016: Board considered and implemented stockholder feedback regarding executive compensation program and proxy disclosure



2013
2014
2015
2016

Mar 2014: All financial guidance was withdrawn and guidance for the foreseeable future was suspended

Apr 2014: Refinanced existing credit agreement, issued senior notes and tangible equity units representing $1.3B

January 2015: Launched McDermott Profitability Initiative to increase organizational efficiency, centralize various front- and back office functions, and recognize operational cost initiatives

Mar 2015: Reinitiated financial guidance following withdrawal in March 2014

Dec 2015: McDermott Profitability Initiative completed with over $100M in savings

2015 Significantly Improved Financial Performance

Despite the deteriorating oil and gas environment, McDermott improved financial performance and outperformed peers in 2015


MDR 2015 TSR
vs. Peers TSR and Oil Price
15%
-33%
-31%
MDR
Peer Group
Brent Crude

	($ in millions, except as noted)		
	FY 2015	FY 2014	Y/Y Change
Orders	$3,701	$1,100	+ $2,601
Backlog	$4,231	$3,601	+ $630
Revenue	$3,070	$2,301	+ $769
Profitability Metrics			
Gross Profit	$379	$188	+ $191
Gross Profit Margin	12.3%	8.2%	+ 4.1%
Operating Income	$91	$9	+ $82
OI Margin Percentage	3.0%	0.4%	+ 2.6%
Diluted EPS	($0.08)	($0.32)	+ $0.24

Focused and Engaged Board of Directors

Board Independence



1
8
Independent Directors
Non-independent Directors

Tenure Balance



3
4
2
3 years or less
4 to 7 years
8 years or more

Relevant Skills and Experience

Skill	Directors
Executive Leadership	9
Energy/Oilfield Services	9
International Operations	9
Financial Oversight Responsibilities	8
Public Company Board	7
Corporate Governance	7
Experience with Core Customers	5

Thoughtful Succession Planning Process and Impact on Board Refreshment

Board Self-evaluations

Conduct annual self-evaluations to determine whether the Board and its Committees are functioning effectively

Director Recruitment

Use skills matrix to assess the Board's effectiveness and engage a search firm to recruit top director talent

Director Onboarding

Onboarding program for new directors allows each individual to make meaningful contributions quickly

New Independent Director Appointed in February 2016



Erich Kaeser
Retired CEO
Siemens Middle East

- ✓ Middle East Markets
- ✓ Energy/Infrastructure Services Industry
- ✓ Executive Leadership
- ✓ Financial Oversight
- ✓ Knowledge of Core Customers
- ✓ International Operations

Compensation Program Changes Informed by Stockholder Engagement with Directors

Outreach in 2015

- Reached out to stockholders representing ~40% of outstanding common stock and proxy advisory firms to understand their perspectives on a variety of topics including governance and compensation

Director Participation

- Conducted in-person meetings with stockholders representing ~30% of outstanding common stock
- Meetings were led by Compensation Committee Chair or Governance Committee Chair

Stockholder Feedback

- Feedback from these meetings was collected and ultimately shared with the full Board
- The Board factored this feedback into its decision making process as detailed below

Board Response

- The Board is committed to understanding and addressing stockholder feedback and looks forward to continuing the dialogue

What we heard from stockholders	Actions the Board has taken in response
▪ Enhance transparency in proxy disclosures	▪ Provided clarity and transparency in the proxy on compensation matters, including disclosure on how compensation is linked to strategy and specific targets of the programs
▪ Keep executive compensation plans consistent	▪ Compensation Committee approved continuing use of 2014 and 2015 metrics in 2016 annual incentive plan
▪ Consider a relative metric for LTIP awards	▪ Compensation Committee approved the use of Return on Average Invested Capital relative to a competitor peer group as the performance metric for the 2016 Performance Unit awards
▪ Require double-trigger vesting of equity awards upon a change in control	▪ 2016 LTIP provides for double-trigger vesting upon a change in control, except where the awards are not assumed in the transaction
▪ Consider composition of peer group	▪ Added a competitive peer group of both domestic and international peers for determining performance under the 2016 Performance Unit awards
▪ Maintain strong corporate governance foundation and commitment to Board refreshment	▪ Demonstrated commitment to Board refreshment by appointing a new independent director with experience in the Middle East
▪ Continue stockholder engagement	▪ Board has prioritized engagement and will continue its vigorous outreach program

Elements of 2015 Direct Compensation

McDermott's 2015 compensation programs utilized metrics that were directly related to the Company's 2015 strategies and goals

CEO Target 2015 Compensation



13% Annual Base
Fixed cash compensation recognizing an executive officer's experience, skill and performance

13% Annual Incentives
Variable compensation designed to reward achievement of short-term business goals and strategic objectives, while recognizing individual contributions

87% At Risk

74% Long-Term Incentives
Variable compensation designed to align interests of executives with those of our stockholders with a focus on long-term performance results

Annual Incentive Components

- **25% Operating Income**: Promotes improved project execution
- **25% Free Cash Flow**: Prioritizes liquidity needs
- **30% Order Intake**: Incentivizes increasing backlog and booking new work
- **20% Order Intake Operating Margin**: Promotes pricing discipline on order intake
- **McDermott Profitability Initiative ("MPI") Modifier**: Incentivizes achievement of goals relating to MPI

Long-Term Incentive Components

- **50% Performance Units**: 3-Year Aggregate Consolidated Order Intake incentivizes increasing backlog and booking new work, increased to 50% in 2015 from 40% in 2014
- **50% Restricted Stock Units**: The weighting of RSUs decreased to 50% in 2015 from 60% in 2014

Strong Tie Between Strategy and Performance Metrics

Our operating strategy – to drive a sustainable, profitable and growth-oriented business, with a focus on stockholders, customers and other stakeholders – has contributed to the achievement of 2015 goals

2015 Goal	Performance Metric	Performance Thresholds	Actual Result
Drive profitability via improved project execution	Operating Income	*Threshold:* $40M *Target:* $53M *Maximum:* $67M	$91.2M
Prioritize liquidity needs	Free Cash Flow	*Threshold:* $(320)M *Target:* $(255)M *Maximum:* $(190)M	$(47.6)M*
Support future business	Order Intake	*Threshold:* $3,000M *Target:* $5,900M *Maximum:* $6,500M	$3,700.7M
Promote pricing discipline on new work	Order Intake Operating Margin	*Threshold:* 7% *Target:* 10% *Maximum:* 12%	7.3%
Implement McDermott Profitability Initiative ("MPI"), to increase profitability and operational flexibility	2015 Operating Income Savings Attributable to MPI	*≤ Threshold:* $30M = 0.67x *= Target:* $40M = 1.0x *≥ Maximum:* $50M = 1.33x	$115M

**Actual result for free cash flow was ($47.6M), which would have resulted in a funding multiple of 2.0x for this metric under the EICP. However, such result was reduced by the Compensation Committee in determining the funding multiple for this metric to ($250.4M), or a funding multiple of 1.071x, in consideration of the slippage in the delivery schedule of our vessel under construction, the DLV 2000, resulting in delay of our final shipyard payment until 2016.*

Significantly Improved Financial Performance Driven by Compensation Plan Design

- Operating income implemented as PSU metric in 2014 after 2013 operating loss of ($456.7M)
  - Operating income increased to $8.6M in 2014 and $91.2M in 2015
- Free cash flow used as metric in annual incentive plan in 2014 and 2015 after 2013 free cash flow of ($540.6M)
  - Free cash flow increased to ($314.2M) in 2014 and ($47.6M) in 2015
- Order intake implemented as PSU metric in 2015 after order intake of $1.1B in 2014, a decrease of more than 50% from 2013
  - Order intake increased to $3.7B in 2015 and backlog increased to $4.2B
- Order intake margin implemented as metric in annual incentive plan in 2014 and 2015
  - Promotes margin bidding discipline in a difficult macro oil and gas environment

Operating Income


$8.6M
$91.2M
2013
2014
2015
+ $548.8M
($456.7M)

Free Cash Flow


2013
2014
2015
($314.2M)
($47.6M)
+ $493.0M
($540.6M)

Backlog


$4.8B
$3.6B
$4.2B
+ $0.6B
2013
2014
2015

Order Intake


$2.4B
$1.1B
$3.7B
+ $2.6B
2013
2014
2015

Note: figures as of December 31

Evolution of Compensation Program

Compensation program has evolved to drive company turnaround and growth goals

	Changes Made in 2014	Changes Made in 2015	Changes Made in 2016
Annual Incentive Plan	▪ Utilized four financial metrics (rather than a single metric as in 2013) ▪ Introduced a corporate performance goal ▪ Introduced metric based on individual performance	▪ Included same four financial plan components as 2014 ▪ Eliminated non-financial corporate and individual goals introduced in 2014 ▪ Introduced McDermott Profit-ability Initiative (MPI) modifier	▪ Included same four financial plan components as 2014 and 2015 but eliminated MPI modifier used only in 2015 ▪ Included effects of Accelerated Overhead Reduction Program in targets ▪ Enhanced disclosure to better communicate target and actual performance of non-competitively sensitive metrics
Long-Term Incentive Plan	▪ Eliminated options: RSU and Performance Shares only ▪ Introduced aggregate consolidated operating income metric (rather than ROIC as in 2013) ▪ Reduced Performance Shares weighting from 50% to 40%	▪ Introduced cumulative order intake metric ▪ Returned the performance unit weighting to 50%	▪ Approved use of relative ROAIC as performance metric ▪ Added competitive peer group for determining performance ▪ Provided the same number of units as in 2015 absent any change in target value of LTI Award ▪ Reduced target value of CEO award from $5 million to $4 million ▪ Enhanced disclosure to better communicate target and actual performance
Other	▪ No material changes made to other compensation elements in 2014	▪ No material changes made to other compensation elements in 2015	▪ Removed single trigger provisions on a go-forward basis

Strong Corporate Governance and Compensation Practices Remain a Priority

Our Board believes in sound corporate governance and places significant weight on stockholder feedback in making decisions on governance processes and compensation programs

Board and Governance

- ✓ The Board is actively engaged in shareholder outreach efforts
- ✓ Independent Board Chairman
- ✓ Commitment to director refreshment
- ✓ Use independent director search firm in selecting director candidates
- ✓ Majority voting for director elections
- ✓ Annual Board and Committee evaluation process
- ✓ Succession planning oversight
- ✓ Board risk oversight

Compensation Practices

- ✓ Long-term incentive compensation is subject to forfeiture
- ✓ Annual incentive compensation is subject to linear and capped payouts
- ✓ Use of multiple performance metrics
- ✓ Significant stock ownership guidelines for directors and executive officers
- ✓ Double-trigger change-in-control agreements
- ✓ Annual review of share utilization
- ✓ Independent compensation consultant
- ✓ Annual review of peer group
- ✓ Clawback policy
- ✓ No repricing of underwater stock options
- ✓ No excise tax gross-ups
- ✓ No derivatives trading, hedging or pledging of Company stock
- ✓ No employment contracts


McDERMOTT
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